March 23, 2020

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:     Allstate Life Insurance Company
Registration Statement on Form S-1
File No. 333-236809

Members of the Commission:

On behalf of the above-named registrant, submitted for filing herewith under the Securities Act of 1933 is the above-referenced Registration Statement on Form S-1 (the “Registration Statement”).

This Registration Statement is being filed in order to convert from Form S-3 to Form S-1 the registration statement for the index-linked deferred annuity contracts registered under the Registration Statement, which were previously offered under a registration statement on Form S-3 under File No. 333-220581. No material changes have been made in the disclosure with respect to the Contracts aside from changes needed to reflect the conversion of the registration statement from Form S-3 to Form S-1. Accordingly, we are requesting selective review of the referenced Registration Statement with respect to the disclosure required under Form S-1.

Please direct any questions or comments to me at 402-975-6368. Thank you.

Very truly yours,

/s/ Jan Fischer-Wade
Jan Fischer-Wade

Enclosure

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